# Cascade Cultures LLC

## Statement of Cash Flows
### January - December 2019

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -21,715.91 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Inventory Asset | 4,815.71 |
| Chase Credit Card | 12.42 |
| Chase Credit Card:Paul Credit Card | 879.27 |
| Chase Credit Card:Sarah Credit Card | -870.28 |
| Loan Payable | 40,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **44,837.12** |
| **Net cash provided by operating activities** | **$23,121.21** |
| **FINANCING ACTIVITIES** | |
| Opening Balance Equity | -5.00 |
| Treasury Units | -20,000.00 |
| **Net cash provided by financing activities** | **$ -20,005.00** |
| **NET CASH INCREASE FOR PERIOD** | **$3,116.21** |
| Cash at beginning of period | 3,866.77 |
| **CASH AT END OF PERIOD** | **$6,982.98** |